INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of Snoqualmie Asset Fund, Inc.

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940 that Snoqualmie Asset Fund, Inc. (the Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of
December 31, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001, and, with respect to agreement of investment purchases and sales, for the period from October 31, 2001 (the date of our last examination) through December 31, 2001:

1. Inspection of investments held in custody through its affiliate in Stockton, California, as of December 31, 2001, with prior notice to management;

2. Confirmation and reconciliation of investments held in custody by third party institutions, which include loan servicers and a custodian bank, as of December 31, 2001;

3. Reconciliation of such investments to the books and records of the Fund and its loan servicers and custodians;
and,

4. Agreement of six investment purchases and four investment sales since our last report during the period from October 31, 2001 (the date of our last examination) through December 31, 2001 from the books and records of the Fund to signed trade tickets or transaction confirmations and wire transfer advices.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Snoqualmie
Asset Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940, except as noted in management's assertion, as of December 31, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Snoqualmie
Asset Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ Deloitte & Touche LLP

February 28, 2002
Seattle, Washington








February 28, 2002

Snoqualmie Asset Fund, Inc.
1201 Third Avenue
Seattle, Washington  98101

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of Snoqualmie Asset Fund, Inc.
(the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with the requirements of subsections (b) and (c) as of December 31, 2001 (the date of the examination), and from the period October 31, 2001
(the date of the last inspection) through December 31, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, and from October 31, 2001 through
December 31, 2001 with respect to securities reflected in the investment account of the Fund, except for the following:

1. There were 122 investments in loans for which the original signed promissory notes were not maintained in the vault facility in Stockton, California as of December 31, 2001. Of these investments, 39 were provided subsequent to the date of the examination, and for the remainder, copies of promissory notes and/or payment histories were available for all the investment in loans.

2. There were 4 investments in loans for which the original signed promissory notes were not maintained by a third-party trustee and could not be located.

3. Original property deeds were not available for 19 investments in real estate owned.

4.  There were unreconciled differences of approximately
$25,199 between the Fund's loans serviced by others general ledger and subledger balances.

5.  There were unreconciled differences of approximately
$1,143,275 between the Fund's real estate owned general ledger and subledger balances.


Snoqualmie Asset Fund, Inc.

By:


/S/ Richard D. Lodge

Richard D. Lodge
President